SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2010

of

Duke Energy Retirement Savings Plan for

Legacy Cinergy Union Employees (Midwest)

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

NOTE:	All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) (the “Plan”) as of December 31, 2010 and 2009 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 17, 2011

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(IN THOUSANDS)

	2010	2009
Assets

Investments, at fair value
Plan interest in Duke Energy Retirement Savings Plan Master Trust	$318,931	$294,474

Receivables
Notes receivable from participants	11,730	11,226
Employer’s contributions	434	1,014

Total receivables	12,164	12,240

Net assets, at fair value	331,095	306,714

Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(606)	90

Net assets available for benefits	$330,489	$306,804

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

(IN THOUSANDS)

Additions to net income attributed to:

Investment income
Plan interest in net income of Duke Energy Retirement Savings Plan Master Trust	$32,994

Interest income on notes receivable from participants	597

Contributions
Participants’	12,619
Employer’s	6,660
Participants’ rollover contributions	101

Total contributions	19,380

Total additions	52,971

Deductions from net assets attributed to:

Benefits paid to participants	(25,694)
Administrative fees	(172)

Total deductions	(25,866)

Net increase prior to transfers	27,105

Inter-plan transfers, net	(3,420)

Net increase	23,685

Net assets available for benefits, beginning of year	306,804

Net assets available for benefits, end of year	$330,489

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan

The following description of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Duke Energy Corporation (“Duke Energy”), covering union employees represented by the following collective bargaining organizations:

The Utility Workers Union of America, Local 600

The International Brotherhood of Electrical Workers, Local 1347 and Local 352

The United Steelworkers of America, Local 12049 and Local 54-106

The Employees’ Representation Association

UNITE HERE Local 1995

Duke Energy and each of its affiliated companies that is at least 80% owned and that participates in the Plan are collectively referred to as “Participating Companies”. The Plan is administered by the Duke Energy Corporation Benefits Committee (“Benefits Committee”) and trusteed by the Fidelity Management Trust Company (“Fidelity”).

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Duke Energy common stock (“Common Stock”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Duke Energy automatically enrolls new full time employees eligible for the Plan. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

Participants may elect to contribute (subject to certain limitations) in the form of pre-tax deferrals, Roth 401(k) contributions and/or after-tax contributions up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (“IRC”) may limit the deferrals of some highly compensated employees. All pre-tax deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC.

For participants classified as Duke Formula Employees, the Participating Company matches 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. For participants not classified as Duke Formula Employees, the Participating Company matches 100% of the first 3% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation and 50% of the next 2% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. Participants not classified as Duke Formula Employees could be entitled to an additional incentive match of up to a maximum of 1% of eligible compensation based upon meeting corporate goals. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Prior to the plan year beginning January 1, 2010, Duke Energy made Deferred Profit Sharing contributions to the Plan for eligible employees for the plan year in an amount determined by the Company. Effective with the plan year beginning January 1, 2010, Duke Energy discontinued making Deferred Profit Sharing contributions to the Plan. Duke Energy made a final Deferred Profit Sharing Contribution of $358,693 for the 2009 plan year.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRC limits each year. For 2010, the IRS allowed participants over the age of 50 to contribute up to $5,500 over and above the $16,500 pre-tax and/or Roth 401(k) contribution limit. Duke Energy does not provide a base company match or incentive match on these additional contributions.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $101,000 were made to the Plan in 2010.

Investments

Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan. The value of an account is updated each business day. Throughout the Plan year, 21 funds were offered for investment.

The Plan also offers a brokerage option, BrokerageLink, whereby participants can elect to invest their Plan accounts in publicly traded securities and mutual funds not offered directly by the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Participating Company’s contributions, and plan earnings and charged with benefit payments, allocations of Plan losses, and administrative expenses. Allocations are based on the participant’s elections and earnings and/or account balance as defined in the Plan document.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Vesting and Distributions

A participant is 100% vested in his Plan account, with the exception of Deferred Profit Sharing contributions made by Duke Energy, which are vested after three years of service (or, while an employee, the occurrence of death, disability or attaining age 65). However, dividends on common stock on Deferred Profit Sharing contributions are vested immediately. Participants may elect to receive a cash payout of the account’s allocation of the current dividend paid or to have that allocation reinvested in Common Stock through an annual election. Dividends paid in cash are taxable as a plan distribution for the calendar year in which they are paid and are not subject to the 10% federal tax penalty for early distributions and are not eligible for a rollover to an IRA or similar plan. The Plan provides for several different types of in-service withdrawals, including hardship and age 59-  1/2 withdrawals, and withdrawals of rollover and after-tax accounts at any time. A hardship distribution must comply with Section 401(k) of the IRC.

Forfeitures

Generally, upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses. At December 31, 2010 and 2009, unvested forfeitures of $110,273 and $85,754, respectively, were included in Plan assets. In 2010, Plan administrative expenses were reduced by $550 from forfeited nonvested participant balances.

Payments of Benefits

Upon termination of employment including retirement, death, or disability, a participant or, if the participant is deceased, his or her beneficiary, may request the distribution of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant (or spouse beneficiary) may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. A non-spouse beneficiary of a deceased participant may elect that a distribution be delayed for up to five years following the date of death. Distributions are paid in a lump sum for vested benefits of $1,000 or less.

Notes Receivable From Participants

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions (and, following termination of employment, as prescribed by the

Benefits Committee). The loan is secured by 50% of the balance in the participant’s Plan account at the issuance of the loan and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Termination

Although it has not expressed any intent to do so, Duke Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. The Plan invests in various securities which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contract, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contract. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Duke Energy Retirement Savings Plan, and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2010 and 2009. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payments of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

A portion of the administrative expenses of the Plan are paid by Duke Energy.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued a standard to improve disclosures about fair value measurements. Certain provisions to the standard are effective for reporting periods beginning after December 15, 2009, while other provisions are effective for periods beginning after December 15, 2010. The adoption of the accounting standard did not impact the Plan’s financial statements.

In September 2010, the FASB issued a guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $11,730,000 and $11,226,000 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

3.	Investments

The Plan is a participant in the Duke Energy Retirement Savings Plan Master Trust (“RSP Master Trust”). The RSP Master Trust was established on January 1, 2008 for certain defined contribution 401(k) plans sponsored by Duke Energy. Duke Energy also sponsors the following plans, whose investments are held in the Master Trust described above:

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

The Duke Energy Retirement Savings Plan, which covers non-union and certain union employees’ of Duke Energy Corporation and subsidiaries who meet minimum age requirements.

A summary of the net assets of the RSP Master Trust as of December 31, 2010 and 2009 is as follows (in thousands):

	December 31,
	2010	2009
Investment, at fair value:
Common stock	$1,216,090	$1,176,173
Mutual funds	1,905,174	1,662,747

	3,121,264	2,838,920

Investment, at contract value:
Stable value fund	287,627	287,753

Net assets of Duke Energy RSP Master Trust	$3,408,891	$3,126,673

Investments and income from the RSP Master Trust are allocated to the participating plans based on each plan’s participation in the investment option within. Allocations of the Plan interest in the RSP Master Trust to participating plans as of December 31, 2010 and 2009 are as follows (in thousands):

	2010
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,910,290	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	318,325	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	180,276	5

Net assets of Duke Energy RSP Master Trust	$3,408,891	100

	2009
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,666,244	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	294,564	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	165,865	5

Net assets of Duke Energy RSP Master Trust	$3,126,673	100

A summary of income of the RSP Master Trust for the year ended December 31, 2010 is as follows (in thousands):

Interest and dividends	$54,491
Net appreciation in fair value of investments:
Common stock	$40,457
Mutual funds	245,067
Stable value funds	9,561

Net RSP Master Trust investment income	$349,576

Allocations of income in the RSP Master Trust to participating plans for the year ended December 31, 2010 are as follows (in thousands):

	Amount	Percentage
Duke Energy Retirement Savings Plan	$296,277	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	32,994	9
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	20,305	6

Net RSP Master Trust investment income	$349,576	100

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows (in thousands):

	2010	2009
*Plan interest in Duke Energy Retirement Savings Plan Master Trust	$318,325	$294,564

*	Denotes a party-in-interest.

4.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

6.	Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.

The Plan has invested a significant portion of its assets in Common Stock. This investment in Duke Energy’s common stock approximates 32% and 35% of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, respectively. As a result of this concentration, any significant fluctuation in the market value of Common Stock could affect individual Participant accounts and the net assets of the Plan.

7.	Benefit-Responsive Investments

The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The Stable Value Fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of such an event is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The yield earned by the contract for the years ended December 31, 2010 and 2009 was 2.75% and 4.00%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.

The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2010 and 2009 was 3.44% and 3.68%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.

As of December 31, 2010 and 2009, the contract values of the Plan’s Fidelity Stable Value Fund were approximately $22,603,000 and $21,355,000, respectively. As of December 31, 2010 and 2009, the fair values of the Plan’s Fidelity Stable Value Fund were approximately $23,209,000 and $21,265,000, respectively. Fair value adjustments of $(606,000) and $90,000 were recorded on the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009, respectively.

8.	Fair Value Measurements

The FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820, focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820, does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following table provides by level, within the fair value hierarchy, the RSP Master Trust’s investments at fair value as of December 31, 2010 and 2009 (in thousands):

	2010
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Company stock	$1,216,090	$1,216,090	$—	$—

Mutual funds
Large cap	536,998	—	536,998	—
Blended	516,520	—	516,520	—
International	146,617	—	146,617	—
Small cap	172,052	—	172,052	—
Fixed income blend	123,110	—	123,110	—

BrokerageLink
Mutual funds	227,084	—	227,084	—
Company stock	144,960	144,960	—	—
Interest-bearing cash	37,215	37,215	—	—
Corporate debt	608	608	—	—
US government securities	10	10	—	—

Stable value fund	295,339	—	295,339	—

Total investments at fair value	$3,416,603	$1,398,883	$2,017,720	$—

	2009
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Company stock	$1,176,173	$1,176,173	$—	$—

Mutual funds
Large cap	473,004	—	473,004	—
Blended	467,157	—	467,157	—
International	139,098	—	139,098	—
Small cap	130,866	—	130,866	—
Fixed income blend	104,647	—	104,647	—

	2009
	Total Fair Value	Level 1	Level 2	Level 3
BrokerageLink
Mutual funds	198,443	—	198,443	—
Company stock	118,584	118,584	—	—
Interest-bearing cash	30,122	30,122	—	—
Corporate debt	587	587	—	—
US government securities	238	238	—	—

Stable value fund	286,543	—	286,543	—

Total investments at fair value	$3,125,462	$1,325,704	$1,799,758	$—

Valuation methods of the primary fair value measurements disclosed above are as follows. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stock/US Government securities: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities.

Corporate debt: Most debt investments are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instrument (maturity and coupon interest rate) and consider the counterparty credit rating. The Plan’s investments in Corporate debt are valued using Level 1 measurements.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 2 measurements.

Stable value fund: Valued at contract value, which approximates fair value, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

9.	Plan Changes

Effective as of January 1, 2010, the Plan was amended as follows:

Clarifies that contributions may be made from certain trailing pay

Deletes the balanced and investor program provisions to reflect their replacement by the Duke Energy cash balance program

Clarifies that in-service withdrawals are available on account of long-term disability

Eliminates minimum dollar amounts for eligible rollover distributions

Clarifies the participant loan program regarding repayment of loans following termination of employment

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009 (in thousands):

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$330,489	$306,804
Adjustment from contract value to fair value for fully benefit-responsive contract	606	(90)

Net assets available for benefits per Form 5500	$331,095	$306,714

The following is a reconciliation of the Plan’s change in net assets available for benefits reported per the financial statements to Form 5500 for the year ended December 31, 2010 (in thousands):

Increase in net assets available for benefits per financial statements	$23,685
Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	696

Increase in net assets available for benefits per Form 5500	$24,381

11.	Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

EIN: 20-2777218 PN: 003

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(IN THOUSANDS)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value
*	Notes Receivable From Participants	Participant Loans Interest Rates 4.25% - 9.25% Maturities through December 11, 2025	– 0 –	11,730

	Total			$11,730

*	Denotes a party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)

Date: June 17, 2011	By:	/s/ Jay Alvaro
Jay Alvaro Vice President, Labor Relations